_AA 3|11|03_



SEC   03014659   JMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   43546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/02   AND ENDING   12/31/02
                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Hill Securities, Inc.   RECD S.E.C. | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   **FIRM I.D. NO.**

   375 North Fourth Street, Suite 300   MAR 1 0 2003
                (No. and Street)

   Columbus   OH   616   43215
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Patricia Schindler, CPA   614-255-3348
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   BKR Longanbach Giusti, LLC

                     (Name – *if individual, state last, first, middle name*)

   50 West Broad St.   Columbus   OH   43215
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 2 4 2003

THOMSON FINANCIAL



*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____James F. Laird_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Diamond Hill Securities, Inc._____ , as

of _____December 31_____ , 20 02 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
Title

_____
Notary Public

Lois A. Huston Com. Exp 4/15/07

LOIS A. HUSTON
Notary Public, State of Ohio
My Commission Expires 04-15-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DIAMOND HILL SECURITIES, INC.
(A wholly owned subsidiary of
Diamond Hill Capital Management, Inc.)

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2002 and 2001

BKR LONGANBACH GIUSTI, LLC
CERTIFIED PUBLIC ACCOUNTANTS



NEAL L. LONGANBACH, CPA

THOMAS P. GIUSTI, CPA

RONALD M. KUCK, CPA

JOHN W. HORNBERGER, CPA

ALVIN J. MCKENNA, JR., CPA

JAY R. MEGLICH, CPA

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Diamond Hill Securities, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKR Longanbach Giusti, LLC
BKR Longanbach Giusti, LLC

January 23, 2003

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 353,070	$ 659,590
Deposits with clearing broker	75,000	75,000
Investment portfolio	30,855	168,979
Accounts receivable, trade	32,080	44,113
Accounts receivable, parent	-	17,409
Prepaid commissions	25,966	14,230
Computer equipment, net of accumulated depreciation of $5,325 at 2002 and $13,828 at 2001	5,686	11,831
Deposits and other	834	4,589
Total assets	$ 523,491	$ 995,741

LIABILITIES

	2002	2001
Accounts payable and accrued expenses	$ 33,533	$ 41,444
Accounts payable, parent	54,994	-
Total liabilities	88,527	41,444

SHAREHOLDER'S EQUITY

	2002	2001
Common shares, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Additional paid-in capital	519,600	519,600
Retained (deficit) earnings	(85,136)	434,197
Total shareholder's equity	434,964	954,297
Total liabilities and shareholder's equity	$ 523,491	$ 995,741

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the periods ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Management fees and commissions	$ 369,797	$ 688,956
Investment profits (losses)	(34,720)	145,169
Dividend income	6,300	27,528
Interest and other income	11,021	62,165
Total revenues	352,398	923,818
Expenses:		
Salaries, benefits and payroll taxes	374,538	410,598
Commissions	61,448	175,734
Professional fees	221,172	181,170
Interest	-	493
Goodwill amortization	-	12,306
General and administrative	214,573	370,140
Total expenses	871,731	1,150,441
Net Loss	$ (519,333)	$ (226,623)

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended December 31, 2002 and 2001

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 500	$ 519,600	$ 660,820	$ 1,180,920
Net loss	-	-	(226,623)	(226,623)
Balance at December 31, 2001	500	519,600	434,197	954,297
Net loss	-	-	(519,333)	(519,333)
Balance at December 31, 2002	$ 500	$ 519,600	$ (85,136)	$ 434,964

4

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the periods ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities:		
Net loss	$ (519,333)	$ (226,623)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss (gain) on investment portfolio	25,942	17,312
Depreciation and amortization expense	4,627	17,559
Loss on disposal of computer equipment	1,518	84
(Increase) decrease in operating assets:		
Investment portfolio	112,182	52,832
Accounts receivable, trade	12,033	48,049
Prepaid commissions	(11,736)	(5,275)
Deposits and other	3,755	15,953
Increase (decrease) in operating liabilites:		
Accounts payable and accrued expenses	(7,911)	(14,745)
Net cash used in operating activities	(378,923)	(94,854)
Cash Flows from Investing Activities:		
Purchase of property and equipment	-	(2,585)
Cash Flows from Financing Activities:		
Advances from (to) parent	72,403	(25,805)
Net Decrease in Cash	(306,520)	(123,244)
Cash, beginning of period	659,590	782,834
Cash, end of period	$ 353,070	$ 659,590
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ -	$ 493
Schedule of Noncash Investing and Financing Activities:		
Transfer of computer equipment to affiliate	$ -	$ 49,517

5

DIAMOND HILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 - ORGANIZATION

Diamond Hill Securities, Inc. (DHS)(the Company) is a wholly owned subsidiary of Diamond Hill Capital Management, Inc. (DHCM) which is a wholly owned subsidiary of Diamond Hill Investment Group, Inc. (DHIG). DHS is an NASD registered broker-dealer specializing in the trading of bank stocks nationwide. DHS is registered with the Securities and Exchange Commission and the securities commissions of ten states (including Ohio) and the District of Columbia. DHS trades securities on a fully disclosed basis and clears customer transactions through an unaffiliated broker-dealer, which also maintains the customer accounts. DHS is also a registered investment advisor and offers advisory accounts to institutional and individual investors. DHS serves as the investment advisor to the Diamond Hill Bank & Financial Fund, an open-end mutual fund.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The following represents the major accounting policies of the Company:

a) Basis of Accounting – The Company's financial statements are prepared on the accrual basis of accounting.

b) Cash – The Company has defined cash as demand deposits and money market accounts. DHS maintains cash in three accounts with two financial institutions.

c) Accounts Receivable – The Company records accounts receivables when they are due and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry, and the financial stability of those individuals that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2002 or 2001.

d) Securities Valuation – Securities traded on the national securities markets and securities not traded on the national securities markets, but with readily ascertainable market values, are recorded at market value. Realized and unrealized gains and losses are included in investment profits.

Note 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> – continued

e) <u>Computer Equipment</u> – The Company carries computer equipment at cost. Depreciation is provided using the straight-line method for financial reporting purposes with estimated useful lives of five years. For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of computer equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

f) <u>Goodwill</u> – The excess purchase price over the fair market value of the net assets acquired by DHCM in its acquisition of DHS was "pushed down" to DHS and was being amortized over twenty years. As a result of recent changes in the operations of the Company, DHS management reevaluated the useful life of goodwill and determined that the life should be nine years. Consequently, the remaining goodwill of $12,306 was amortized in 2001.

g) <u>Revenue and Expense Recognition</u> – The Company records revenues and expenses (commissions and clearing costs) directly related to securities transactions on a trade date basis.

h) <u>Federal Income Tax</u> - The Company and its Parent file a consolidated federal income tax return. Income tax expense is allocated on the basis of taxable income. Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes relating primarily to differences between the basis of the investment portfolio and computer equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

i) <u>Fair Value of Financial Instruments</u> – Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including deposits with the clearing broker, accounts receivable, the investment portfolio and prepaid commissions, are carried at amounts that approximate fair value. Similarly, liabilities, including accounts payable and accrued expenses, are carried at amounts approximating fair value.

j) <u>Reclassifications</u>
Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications had no effect on the net loss.

Note 3 - INVESTMENT PORTFOLIO
Securities held at December 31, 2002 and 2001 are classified as trading. As of December 31, 2002 and 2001, unrealized losses associated with these trading securities amounted to $14,118 and $40,060, respectively.

Note 4 - REGULATORY REQUIREMENTS
The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $355,043 and $716,251 as of December 31, 2002 and 2001, respectively, which was in excess of net capital required by NASD of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000 was .25 to 1 and .06 to 1, respectively.

The Company carries no customer accounts and transacts customer activity through its clearing broker. Accordingly, DHS is exempt from the provisions of the customer segregation requirements (Rule 15c3-3) of the Securities and Exchange Commission.

Note 5 - ACCOUNTS PAYABLE – RELATED PARTY
During the ordinary course of business, DHS and its parent, Diamond Hill Investment Group, Inc. (DHIG), share operating expenses. These shared expenses are allocated based on a ratio of personnel.

Note 6 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
Pursuant to an agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. DHS is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations. The Company manages this risk by requiring customers to have sufficient cash in their account before a buy order is executed and to have the subject securities in their account before a sell order is executed. The Company has not incurred any losses from customers unable to fulfill contractual obligations.

In the normal course of business, the Company periodically sells securities not yet purchased (short sales) for its own account and writes options. The establishment of short positions and option contracts exposes the Company to off-balance sheet market risks since, in the event of price changes, DHS may be obligated to cover such positions at a loss. At December 31, 2002 and 2001, the Company had no short security positions, had not written any option contracts and did not own any options. The Company did not experience any credit losses due to the failure of any counterparts to perform during the periods ended December 31, 2002 or 2001. Senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, trading strategies and hedging strategies on a daily basis.

Note 7 - <u>FEDERAL INCOME TAXES</u>

Use of the net operating loss generated in 2002 and 2001 has been transferred to the parent company and the consolidated income tax return. DHS's deferred tax benefit attributed to the net operating loss has been offset by a valuation allowance as it is not known if the loss will be utilized.

As of December 31, 2002, the consolidated Companies have net operating loss carry-forwards of approximately $5,700,000. These losses will expire in 2015 through 2022. Any future changes in control may limit the availability of the losses.

DIAMOND HILL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Net Capital		
Total Shareholder's Equity	$	434,964
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated liabilities		434,964
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		21,675
Computer equipment, net		5,686
Other assets		26,800
Net capital before haircuts on securities position		380,803
Haircuts on securities		
Contractual securities commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Bankers' acceptances, certificates of deposits, and commercial paper		-
U.S and Canadian government obligations		-
State and municipal government obligations		-
Corporate obligations		-
Stocks and warrants		-
Options		-
Other securities		25,760
Undue concentrations		-
Net capital	$	355,043

DIAMOND HILL SECURITIES, INC.

SCHEDULE I - Continued

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Aggregate Indebtedness
  Items included in statement of financial condition:

Accrued expenses	$	33,533
Other		54,994

  Items not included in statement of financial condition:

Market value of securities borrowed for which no equivalent value is paid or credited		-
Other		-
Total aggregate indebtedness	$	88,527

Computation of Basic Net Capital Requirement:

Minimum net capital requirement at 6-2/3%	$	5,902
Minimum set net capital requirement	$	100,000
Excess net capital	$	255,043
Excess net capital at 1,000%	$	346,190
Ratio: Aggregate indebtedness to net capital		.25 to 1

Reconciliation with Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	319,777
Allowable assets erroneously reported as nonallowable:	
Customer receivables	31,961
Other assets - cash account	3,305
Net capital per above	355,043

DIAMOND HILL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2002 under the following section:

(k)(2)(b) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name -   Mesirow Financial, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of
Diamond Hill Securities, Inc. (the Company), for the years ended December 31, 2002 and 2001,
we considered its internal control in order to determine our auditing procedures for the purpose
of expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we
have made a study of the practices and procedures followed by the Company including tests of
such practices and procedures that we considered relevant to the objectives stated in rule 17a-
5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule
   17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of
   the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with man-
agement's authorization and recorded properly to permit the preparation of financial statements
in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKR Longanbach Giusti, LLC
BKR Longanbach Giusti, LLC

January 23, 2003